SEWARD & KISSEL LLP

ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL

[redacted]

TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421
WWW.SEWKIS.COM

1200 G STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184

07023475

FILE NO. 82-35000

May 10, 2007

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

SUPPL

RECEIVED 2007 MAY 14 A 10: 01

Re: Wilh. Wilhelmsen 12g3-2 Submission

Dear Sir/Madam:

We are furnishing this letter and the enclosed documents on behalf of our client, Wilh. Wilhelmsen ASA (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended. Pursuant to our original 12g3-2(b) submission which was cleared by the SEC on August 4, 2006, we have agreed to furnish, on an ongoing basis, whatever information is made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) promptly after such information is made or is required to be made public, filed or distributed. Accordingly, we enclose with this letter copies of announcements that the Company made available to security holders.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1429.

PROCESSED
MAY 17 2007
THOMSON FINANCIAL

Very Truly Yours,

Keith Billotti

cc: Bjoern Berggrav

SK 02877 0005 773018

Press release

Wilh. Wilhelmsen

Corporate communication department
Press contact:

Cecilie Stray	Telephone:	+47 67 58 41 60
Head of corporate communications	Mobile:	+47 977 00 802
	Telefax:	+47 67 58 44 96
Strandveien 20	Private:	+47 67 14 83 43
NO-1324 Lysaker	E-mail:	cecilie.stray@wilhelmsen.com
Norway	Internet:	www.wilhelmsen.com

Good cargo availability for Wilh. Wilhelmsen

(Lysaker, 4 May 2007) The Wilh. Wilhelmsen ASA (WW) industrial maritime group achieved a net operating income of USD 53 million for the first quarter of 2007.

Comparisons between this period and the corresponding three months of 2006 are heavily influenced by special items. The first quarter of last year was characterised by an accounting gain of USD 7 million from the creation of Express Offshore Transport. Changes to compensation under bunkers hedging contracts increased operating costs in the first quarter of 2007 by roughly USD 14 million compared with the same period of last year. The combined effect of these items was roughly USD 21 million.

Underlying operations are good.

"We're still awaiting approval from Hyundai and Kia for important clauses on a bunkers adjustment factor for our Korean shipping company EUKOR," says group chief executive Ingar Skaug. "EUKOR is otherwise operating under current contracts, which run until 2010."

WW's net operating profit for the first quarter came to USD 53.3 million, compared with USD 74.3 million in the same period of 2006. Total operating income was USD 581.5 million as against USD 621.8 million the year before. Profit before taxes came to USD 41.9 million, compared with USD 75.5 million.

Mgmt report (USD mill.)	**Q1 2007**	**Q1 2006**
Operating income	582	622
Net operating profit	53	74
Profit before taxes	42	76

"Cargo availability is good and fleet utilisation very high in the market," notes Skaug. "Demand for shipping cars from Asia to the USA and Europe is particularly high."

In order to modernise the fleet, safeguard today's market shares and secure involvement in new growth markets, the group and its partners are scheduled to take delivery of 43 newbuildings up to 2011. These include the world's largest car carriers, ordered by EUKOR from Hyundai Heavy Industries.

WW expects a profit for 2007, after ordinary financial items and adjusted for special items, which is somewhat weaker than in 2006. This is primarily because EUKOR has still not reached agreement with Hyundai Motor Company/Kia Motors Corporation on compensation for higher bunkers prices.

Wilh. Wilhelmsen is a leading global maritime industrial group. It has some 13 300 employees in its wholly-owned companies and employs about 23 000 people when joint ventures are included. WW's wholly-owned companies have 352 offices in 71 countries. These figures rise to 516 offices and 79 countries with joint ventures included. For further details, see www.wilhelmsen.com.

For further information, contact
Ingar Skaug, group CEO, tel: +47 67 58 41 08
Cecilie Stray, head of corporate communications, tel: +47 67 58 41 60 (office), +47 97 70 08 02 (mobile)

Report

Wilh. Wilhelmsen

Corporate communications department
Press contact:

Cecilie Stray	Telephone:	+47 67 58 41 60
Head of corporate	Mobile:	+47 977 00 802
communications	Telefax:	+47 67 58 44 96
Strandveien 20	Private:	+47 67 14 83 43
NO-1324 Lysaker	E-mail:	cecilie.stray@wilhelmsen.com
Norway	Internet:	www.wilhelmsen.com

Report for the first quarter of 2007

The Wilh. Wilhelmsen ASA (WW) maritime industrial group achieved a net operating income of USD 53 million for the first quarter of 2007.

Comparisons between this period and the corresponding three months of 2006 are heavily influenced by special items. The first quarter of last year was characterised by an accounting gain of USD 7 million from the creation of Express Offshore Transport. Changes to compensation under bunkers hedging contracts increased operating costs in the first quarter of 2007 by roughly USD 14 million compared with the same period of last year. The combined effect of these items was roughly USD 21 million.

Underlying operations are good.

Highlights of the period were:

- Strikes affected EUKOR's results
- Negative effect from loss of bunkers hedging contracts
- Divestment of Dockwise strengthened equity ratio
- Good cargo availability and very high fleet utilisation
- EUKOR ordered the world's largest car carriers
- WWL concluded an important logistics contract with Volkswagen in South Africa
- Strong increase in sales for WMS.

Net operating profit for the group came to USD 53.3 million, compared with USD 74.3 million for the first quarter of last year. Figures for the corresponding period of 2006 will hereafter be shown in brackets.

Mgmt report (USD mill.)	Q1 2007	Q1 2006
Operating income	582	622
Net operating profit	53	74
Profit before taxes	42	76

Total operating income for the first quarter was USD 581.5 million (USD 621.8 million). Profit before taxes came to USD 41.9 million (USD 75.5 million).

The sale of the Dockwise heavy transport company made a significant contribution to strengthening WW's equity ratio from 34% in the first quarter of 2006 to 40% in the first quarter of 2007.

The results given above are taken from the management report, which reflects the WW group's underlying operations better than the official accounts. The same accounting principles are applied in both management report and official accounts, but the former utilises a different method for consolidating the group's most important joint ventures. The

presentation in the management report reflects proportionately the WW group's partnership-based ownership structure. It provides more detailed information on total financial results achieved by the group through its various joint ventures.

This interim report has been prepared in accordance with International Accounting Standard (IAS) 34, and with the accounting principles specified in the annual report for 2006.

Shipping

Net operating profit for shipping in the first quarter came to USD 45.3 million (USD 59.9 million). Total operating income amounted to USD 371.4 million (USD 344.2 million), while profit before taxes was USD 36.3 million (USD 47.3 million).

For **Wallenius Wilhelmsen Logistics** (WWL – owned 50% by WW), the market remains strong and cargo availability good in its most important trades. Car volumes are particularly strong from Asia to Europe and the USA. The first quarter was also characterised by good volumes to Oceania. A weaker housebuilding market in the USA led to some weakening in American imports of construction machinery.

As a result of the strong market, fleet utilisation in WWL is still very good. Charter expenses remain high, and the marginal cost of shipping more cargo continues to be substantial.

WW took delivery in April of the *Tarifa* car carrier, the third vessel acquired on long-term charter from Ray Shipping. This ship, which has a capacity of 6 500 cars, joined WWL's fleet.

EUKOR Car Carriers (owned 40% by WW) was affected during the first months of the year by lower volumes from Korea because of strikes and production adjustments at Hyundai Motor Company (HMC) and Kia Motors Corporation (KMC). Volumes increased substantially again in March.

Fleet utilisation for EUKOR is high. However, tonnage shortages impose extra costs for chartering vessels and establishing alternative transport solutions.

EUKOR has yet to secure approval from HMC and KMC for a bunkers adjustment factor clause. It is otherwise operating under current contracts, which run until 2010.

The company placed an order with Hyundai Heavy Industries during the first quarter for the construction of four additional car carriers. These vessels will have a capacity of 8 100 cars, making them the world's larges carriers of their kind.

American Roll-on Roll-off Carrier (owned 50% by WW) achieved good results in the first quarter. ARC experienced an exceptionally strong start to 2006, while results were at more normal levels for the first quarter of 2007.

Tonnage position

WW and its partners are pursuing an extensive newbuilding programme to ensure new and modern tonnage for the joint ventures in which WW is involved. They are due to take delivery of 43 new car carriers from May 2007 until 2011, including seven for WW. The group's

active newbuilding strategy will continue in order to modernise the fleet, safeguard today's market shares and secure an involvement in new growth markets.

Logistics

The logistics segment, which comprises terminals, technical services, inland distribution and supply chain management, achieved a net operating profit of USD 5.8 million (USD 2.6 million) in the first quarter. Total operating income was USD 50.6 million (USD 123.6 million), while profit before taxes came to USD 5.9 million (USD 1.5 million).

Total operating income declined but the net operating result improved by USD 2 million from the first quarter of 2006 because **Compagnie d'Affrètement et de Transport** (CAT) ceased to be consolidated in the WW accounts with effect from 1 July 2006.

Results for the other logistics activities in WWL were somewhat better in the first quarter than in the corresponding period of last year.

WWL recently concluded a three-year contract with Volkswagen in South Africa, which covers management of inland transport for the vehicle manufacturer's locally produced cars as well as import and export volumes and warehouse management of about 150 000 cars per year. Since WWL also freights these vehicles by sea, this deal is a good example of the way its maritime and land transport activities can be integrated into complete door-to-door services.

Figures for **Glovis** (owned 20% by WW) are included one quarter in arrears, as previously notified. Compared with results reported for this company in the first quarter of 2006, turnover was higher but results lower. The higher income reflects continued growth at Glovis based on the establishment of HMC and KMC factories outside Korea. However, a strengthening of the KRW against the USD had a detrimental effect on results.

During the first quarter, KMC began production of the Kia cee'd model at Zilina in Slovakia. This is significant for Glovis, which provides logistics to and from the plant.

The two US logistics companies owned 50% by WW, **American Auto Logistics** and **American Logistic Network**, continued to deliver good and stable results.

Maritime services

Wilhelmsen Maritime Services (WMS) made a net operating profit of USD 10.7 million in the first quarter (USD 8.6 million). Total operating income rose by 17% from USD 141.4 million in 2006 to USD 164.9 million, while profit before taxes came to USD 8.6 million (USD 9.9 million).

WMS continued to make good progress and delivered a good result. It strengthened its position, with increased market shares for a number of its business units.

The **Barwil Unitor Ships Service** business unit made good progress for sales in the first quarter, with growth in all product areas and regions. Activity is high, and a number of major

tenders were submitted in the first quarter. A consolidation process is under way in the segment, and sales of companies as well as mergers can be expected.

Barber Ship Management could report positive operation during the first quarter. Some management contacts were lost, which will have an effect in the second quarter. New contracts are expected to compensate for this in the course of the year.

Unitor Ships Equipment, which comprises Unitor Maritime Systems and TI Marine Contracting, continued to maintain a good order intake and good progress for profits. The number of newbuildings is increasing, and participation by the companies in the business unit in a number of major tendering processes during the first quarter is expected to yield positive effects in the course of the year. A consolidation process is also under way in this market.

The **Maritime Solutions & Financial Services** business unit is developing in line with expectations, and its position in the market was strengthened during the first quarter. Wilhelmsen Premier Marine Fuels, which is part of the unit, was established on 1 January 2007.

Other activities

Through the Wilhelmsen Lines Shipowning company, WW acquired 21.5% of the shares in **Eidsiva Rederi** at a cost of USD 16.2 million. Eidsiva is an important tonnage supplier to WW, with nine of its ships on charter to WWL and EUKOR.

WW sold its 24% interest in the **Dockwise** heavy transport company to the 3i private equity company in the fourth quarter of 2006. This disposal contributed a gain of USD 83.1 million to the WW group's results for 2006. Settlement for the sale was received in January 2007. When drawing comparisons with 2006, account must be taken of the fact that Dockwise contributed a profit of USD 2.8 million before tax in the first quarter of last year.

Express Offshore Transport (EOT – owned 50% by WW), which provides transport services for crew and supplies to oil installations in Asia and the Arabian Gulf, has been operational for a year. Net operating profit for the first quarter of 2006 was positively affected by an accounting gain of USD 7 from the creation of the EOT business.

Financial items

Net financial expenses came to USD 11.4 million for the first quarter as against a net income of USD 1.2 million in the same period of 2006.

Financial income for the first quarter totalled USD 6.7 million (USD 11.7 million). Interest expenses rose by USD 4 million, mainly as a result of higher interest rates. Hedging strategies in the interest rate and currency markets contributed USD 9.2 million in the first quarter (USD 34.5 million).

Net financial instruments contributed USD 11.3 million (USD 27.0 million).

Dividend
WW intends to pay dividend twice a year. In line with WW's dividend policy, the board has proposed that a dividend of NOK 5.50 per share be paid in May 2007. A formal decision on the payout will be taken by WW's annual general meeting on 7 May.

Prospects
WW expects a profit for 2007, after ordinary financial items and adjusted for special items, which is somewhat weaker than in 2006. This is primarily because EUKOR has still not reached agreement with HMC/KMC on compensation for higher bunkers prices.

Lysaker, 3 May 2007
The board of directors of Wilh. Wilhelmsen ASA

Wilh. Wilhelmsen is a leading global maritime industrial group. It has some 13 300 employees in its wholly-owned companies and employs about 23 000 people when joint ventures are included. WW's wholly-owned companies have 352 offices in 71 countries. These figures rise to 516 offices and 79 countries with joint ventures included. For further details, see www.wilhelmsen.com.

FINANCIAL STATEMENTS
WILH. WILHELMSEN GROUP
1st Quarter 2007

Management reporting

> Management Profit & loss report

> Management Profit & loss report per business area

> Notes

Official financial statements

> Profit & loss statement

> Balance sheet

> Cash flow statement & Statement of changes in equity

> Profit & loss statement per business area

> Notes

Management report
FINANCIAL STATEMENTS
WILH. WILHELMSEN GROUP
1st Quarter 2007

Management reporting

In Wilh. Wilhelmsen group's official financial interim reports the equity method is applied for consolidation of joint ventures. This method provides a fair presentation of the group's financial position. During the day to day operations, management are using the proportionate method for their financial decision making. The report based on the proportionate method for all material jointly controlled interests in the Shipping and Logistics segments, is presented in the Management Profit & loss statements.

Comments to the profit & loss statements

Net operating profit: In the Management profit & loss report the cash settled portion of bunker hedge swaps is included in primary operating profit by reduction of voyage related expenses.

Financial instruments : Consists of changes in market valuations (i.e. unrealised gains and losses) of bunker hedging, as well as valuations and cash settelements of interest and currency swaps.

Wilh. Wilhelmsen group

Management Profit & loss report [1]

(Unaudited figures)

USD mill	01.01-31.03 2007	01.01-31.03 2006	2006
Operating income			
Freight revenue	364	350	1 440
Other operating revenue	215	258	949
Share of profits from associates and joint ventures	2	5	27
Gain on sale of assets	0	8	94
Total operating income	**582**	**622**	**2 511**
Operating expenses			
Voyage expenses	(183)	(167)	(695)
Vessel expenses	(30)	(20)	(89)
Charter expenses	(40)	(37)	(145)
Material cost	(71)	(57)	(247)
Wages and remunerations	(96)	(85)	(356)
Other expenses	(72)	(145)	(441)
Depreciation, amortisation and impairment	(37)	(36)	(145)
Impairment charges	(0)	-	(26)
Total operating expenses	**(528)**	**(547)**	**(2 143)**
Net operating profit	**53**	**74**	**368**
Net financials	**(11)**	**1**	**(99)**
Profit / (loss) before tax	**42**	**76**	**268**
Tax	(5)	1	(38)
Profit / (loss) for the period	**37**	**76**	**230**
Of which minority interests	**1**	**1**	**3**
Earnings per share (USD)	0,75	1,56	4,73
Diluted earnings per share (USD)	0,75	1,56	4,73

[1] Proportionate method used for Joint Ventures in Shipping and Logistics segments

Wilh. Wilhelmsen group

Management Profit & loss report per business area*

(Unaudited)

USD mill	TOTAL			SHIPPING			LOGISTICS			MARITIME SERVICES (1)			HOLDING (2)		
	Q1 2007	Q1 2006	2006	Q1 2007	Q1 2006	2006	Q1 2007	Q1 2006	2006	Q1 2007	Q1 2006	2006	Q1 2007	Q1 2006	2006
Income statement															
Total operating income	581,5	621,8	2 510,9	371,4	344,2	1 436,1	50,6	123,6	386,2	164,9	141,4	587,8	(5,3)	12,6	100,8
Primary operating profit**	**90,0**	**110,1**	**538,5**	**74,7**	**87,8**	**357,0**	**6,9**	**5,7**	**28,2**	**16,2**	**12,4**	**66,6**	**(7,9)**	**4,2**	**86,7**
Depreciation, amortisation & impairment	(36,7)	(35,8)	(170,9)	(29,4)	(27,9)	(115,9)	(1,2)	(3,1)	(33,8)	(5,5)	(3,8)	(17,6)	(0,6)	(1,0)	(3,6)
Net operating profit	**53,3**	**74,3**	**367,6**	**45,3**	**59,9**	**241,2**	**5,8**	**2,6**	**(5,6)**	**10,7**	**8,6**	**49,0**	**(8,5)**	**3,2**	**83,0**
Net financials	(11,4)	1,2	(99,5)	(9,0)	(12,6)	(87,4)	0,2	(1,0)	(1,7)	(2,2)	1,3	(7,0)	(0,4)	13,6	(3,4)
Profit / (loss) before tax	**41,9**	**75,5**	**268,1**	**36,3**	**47,3**	**153,7**	**5,9**	**1,5**	**(7,3)**	**8,6**	**9,9**	**42,0**	**(8,9)**	**16,8**	**79,6**
Tax	(5,1)	0,5	(38,0)	(3,1)	5,2	18,4	(1,9)	(0,7)	(5,7)	(2,3)	(2,7)	(16,9)	2,1	(1,3)	(33,8)
Profit / (loss) for the period	**36,8**	**76,0**	**230,1**	**33,2**	**52,5**	**172,2**	**4,0**	**0,8**	**(13,0)**	**6,2**	**7,2**	**25,2**	**(6,8)**	**15,5**	**45,8**
Of which minorities	0,8	0,8	3,5							0,8	0,8	3,5			

1) **Sales gain from sale of office building of MUSD 1.2 in Q1 2006.**
2) **Gain related to establishment of Joint Venture (Express Offshore Transport) with Switzer Wijsmuller of MUSD 7.0 in Q1 2006 and MUSD 2.5 in Q4 2006. Sales gain from sale of Dockwise of MUSD 83.1 in Q4 2006.**

* Proportionate method used for Joint Ventures

** Cash setteled portion of bunker hedge swaps is included in primary operating profit

Wilh. Wilhelmsen group

Notes - Management report

(Unaudited figures)

Net financials

	Q1 2007	Q2 2007	Q3 2007	Q4 2007	YTD
Financials					
Investment management	1,8				1,8
Interest income	4,9				4,9
Interest expenses	(24,8)				(24,8)
Other financial items	(0,1)				(0,1)
Net currency gain/(loss)	(4,6)				(4,6)
Net financial items	(22,6)	-	-	-	(22,6)
Financial instruments					
Valuation of bunker hedges	2,1				2,1
Interest rate instruments	(1,3)				(1,3)
Currency instruments	2,6				2,6
Cross currency instruments	7,9				7,9
Net financial instruments	11,3	-	-	-	11,3
Net financials	(11,4)	-	-	-	(11,4)

	Q1 2006	Q2 2006	Q3 2006	Q4 2006	YTD
Financials					
Investment management	7,5	4,4	(2,0)	3,1	12,9
Interest income	4,2	4,7	4,9	5,9	19,7
Interest expenses	(21,0)	(19,6)	(21,5)	(22,5)	(84,6)
Other financial items	0,2	(1,2)	2,1	(0,6)	0,6
Net currency gain/(loss)	(16,8)	(33,3)	14,8	(30,5)	(65,8)
Net financial items	(25,9)	(45,1)	(1,7)	(44,5)	(117,2)
Financial instruments					
Valuation of bunker hedges	(7,5)	(12,8)	(18,7)	(14,0)	(53,0)
Interest rate instruments	10,3	15,7	(15,9)	1,3	11,4
Currency instruments	4,5	6,8	(2,2)	(0,9)	8,2
Cross currency instruments	19,8	28,6	(19,9)	22,5	51,0
Net financial instruments	27,0	38,3	(56,7)	9,0	17,6
Net financials	1,1	(6,7)	(58,4)	(35,5)	(99,5)

FINANCIAL INSTRUMENTS

(Comprised of both valuation and cash settelements of FX, Interest and Cross Currency hedges, as wel as valuation portion of Bunker hedges*)

MUSD	Q1 2007	Q2 2007	Q3 2007	Q4 2007	YTD
CASH SETTLED	3,9				3,9
VALUATION	7,3				7,3
TOTAL	11,3	-	-	-	11,3

MUSD	Q1 2006	Q2 2006	Q3 2006	Q4 2006	YTD
CASH SETTLED	12,3	6,3	3,7	13,0	35,3
VALUATION	14,6	32,1	(60,4)	(4,0)	(17,6)
TOTAL	27,0	38,3	(56,7)	9,0	17,6

*** Cash setteled portion Bunker hedge (Included in Operating expenses)**

MUSD	Q1 2007	Q2 2007	Q3 2007	Q4 2007	YTD
CASH SETTLED BUNKER HEDGES	(1,7)	-	-	-	(1,7)

*** Cash setteled portion Bunker hedge (Included in Operating expenses)**

MUSD	Q1 2006	Q2 2006	Q3 2006	Q4 2006	YTD
CASH SETTLED BUNKER HEDGES	12,3	12,5	11,8	8,9	45,4

OFFICIAL
FINANCIAL STATEMENTS
WILH. WILHELMSEN GROUP
1st Quarter 2007

Comments to the profit & loss statements
Net operating profit: In the official financial statements the cash settled portion of bunker hedge swaps[(1)] is classified as financial instruments.

Financial instruments: Consists of changes in market valuations (i.e. unrealised gains and losses) of bunker hedging, as well as valuations and cash settelements of interest and currency swaps.

[(1)] Bunker hedges are currently present in JVs only, and as such consolidated accordingly. Applying the Equity method, they are included in Share of profit from associates and joint ventures.

Wilh. Wilhelmsen group

Profit & loss statement

(Unaudited figures)

USD mill	01.01-31.03 2007	01.01-31.03 2006	2006
Operating income			
Freight revenue	69	56	246
Other operating revenue	163	139	585
Share of profits from associates and joint ventures	9	37	59
Gain on sale of assets	0	1	85
Total operating income	**242**	**232**	**975**
Operating expenses			
Voyage expenses	-	(0)	(0)
Vessel expenses	(13)	(8)	(39)
Charter expenses	(4)	(0)	(4)
Material cost	(71)	(57)	(247)
Wages and remunerations	(66)	(56)	(229)
Other expenses	(29)	(29)	(107)
Depreciation and amortisation	(15)	(12)	(54)
Impairment charges	(0)	-	(0)
Total operating expenses	**(198)**	**(162)**	**(681)**
Net operating profit	**44**	**70**	**294**
Net financials	**(7)**	**14**	**(21)**
Profit / (loss) before tax	**37**	**84**	**273**
Tax	(0)	(8)	(43)
Profit / (loss) for the period	**37**	**76**	**230**
Of which minority interests	1	1	3
Earnings per share (USD)	0,75	1,56	4,73
Diluted earnings per share (USD)	0,75	1,56	4,73

Wilh. Wilhelmsen group

Balance sheet

(Unaudited)

USD mill

	31.03.2007	31.03.2006	31.12.2006
Fixed assets			
Deferred tax asset	50	49	44
Goodwill and intangible assets	176	156	171
Vessels, property, fixtures	1 097	868	1 098
Pension assets	4	4	5
Investments in associates	535	568	532
Other long-term assets	29	69	27
Total fixed assets	**1 890**	**1 714**	**1 877**
Current assets			
Other current assets	263	188	389
Inventory	99	72	91
Short-term financial investments	151	164	174
Cash and bank deposits	292	156	203
Total current assets	**805**	**580**	**857**
Total assets	**2 695**	**2 293**	**2 735**
Equity			
Paid-in capital *)	124	125	125
Retained earnings	944	807	904
Minority interests	10	6	8
Total equity	**1 078**	**938**	**1 037**
Provisions for liabilities			
Pension liabilities	79	69	78
Deferred tax	59	38	62
Total provision for liabilities	**138**	**106**	**140**
Long-term liabilities			
Long-term interest-bearing debt	1 033	874	1 075
Other long-term liabilities	64	50	59
Total long-term liabilities	**1 096**	**924**	**1 134**
Current liabilities			
Tax payable	6	3	3
Public duties payable	20	18	15
Other current liabilities	357	304	405
Total current liabilities	**383**	**325**	**424**
Total equity and liabilities	**2 695**	**2 293**	**2 735**

*) At 31.03.2007 the group owns 1 982 276 own shares at a nominal value of approximately USD 6.5 million.

Wilh. Wilhelmsen group
Cash flow statement
(Unaudited)

USD mill	01.01-31.03 2007	01.01-31.03 2006
Cash flow from operating activities	58	(19)
Cash flow from investing activities	125	(36)
Cash flow from financing activities	(94)	26
Net change in cash and cash equivalents	**89**	**(29)**
Cash and cash equivalents at 01.01	203	185
Cash and cash equivalents at 31.12	**292**	**156**

Wilh. Wilhelmsen group
Statement of changes in equity
(Unaudited)

USD mill	01.01-31.03 2007	01.01-31.03 2006
Equity at 01.01	**1 037**	**834**
Net profit/(loss) for the period	37	76
Minority interests	1	
Witholding tax	(1)	
Financial instruments, hedge accounting	(1)	2
Purchase of own shares	(4)	
Options	1	2
Currency translation adjustments/other	8	24
Equity at 31.12	**1 078**	**938**

Wilh. Wilhelmsen group

Profit & loss statement per business area

(Unaudited)

USD mill	TOTAL			SHIPPING			LOGISTICS			MARITIME SERVICES (1)			HOLDING (2)		
	Q1 2007	Q1 2006	2006	Q1 2007	Q1 2006	2006	Q1 2007	Q1 2006	2006	Q1 2007	Q1 2006	2006	Q1 2007	Q1 2006	2006
Income statement															
Total operating income	241,6	232,3	975,4	73,0	79,8	285,2	4,0	0,8	(13,0)	164,9	141,4	587,8	(0,4)	10,3	115,4
Primary operating profit	**58,5**	**82,5**	**348,2**	**46,1**	**65,3**	**209,0**	**4,0**	**0,8**	**(13,0)**	**16,2**	**12,4**	**66,6**	**(7,9)**	**3,9**	**85,6**
Depreciation, amortisation & impairment	(15,0)	(12,3)	(53,9)	(8,8)	(7,7)	(33,7)	-	-	-	(5,5)	(3,8)	(17,6)	(0,6)	(0,7)	(2,7)
Net operating profit	**43,6**	**70,2**	**294,3**	**37,3**	**57,5**	**175,3**	**4,0**	**0,8**	**(13,0)**	**10,7**	**8,6**	**49,0**	**(8,5)**	**3,2**	**82,9**
Net financials	(6,8)	13,9	(21,1)	(4,2)	(0,9)	(10,6)	-	-	-	(2,2)	1,3	(7,0)	(0,4)	13,5	(3,5)
Profit / (loss) before tax	**36,8**	**84,1**	**273,2**	**33,1**	**56,6**	**164,7**	**4,0**	**0,8**	**(13,0)**	**8,6**	**9,9**	**42,0**	**(8,9)**	**16,7**	**79,4**
Tax	(0,1)	(8,0)	(43,1)	0,1	(4,1)	7,4	-	-	-	(2,3)	(2,7)	(16,9)	2,1	(1,2)	(33,6)
Profit / (loss) for the period	**36,8**	**76,0**	**230,1**	**33,2**	**52,5**	**172,2**	**4,0**	**0,8**	**(13,0)**	**6,2**	**7,2**	**25,2**	**(6,8)**	**15,5**	**45,8**
Of which minorities	0,8	0,8	3,5							0,8	0,8	3,5			

1) **Sales gain from sale of office building of MUSD 1.2 in Q1 2006.**
2) **Gain related to establishment of Joint Venture (Express Offshore Transport) with Switzer Wijsmuller of MUSD 7.0 in Q1 2006 and MUSD 2.5 in Q4 2006. Sales gain from sale of Dockwise of MUSD 83.1 in Q4 2006.**

*** Proportionate method used for Joint Ventures**
**** Cash setteled portion of bunker hedge swaps is included in primary operating profit**

Wilh. Wilhelmsen group

Notes

(Unaudited figures)

Net financials

	Q1 2007	Q2 2007	Q3 2007	Q4 2007	YTD
Financials					
Investment management	1,8				1,8
Interest income	4,0				4,0
Interest expenses	(16,7)				(16,7)
Other financial items	(0,2)				(0,2)
Net currency gain/(loss)	(5,9)				(5,9)
Net financial items	**(17,0)**	**-**	**-**	**-**	**(17,0)**
Financial instruments					
Valuation of bunker hedges	0,0				0,0
Interest rate instruments	(1,1)				(1,1)
Currency instruments	2,8				2,8
Cross currency instruments	8,5				8,5
Net financial instruments	**10,2**	**-**	**-**	**-**	**10,2**
Net financials	**(6,8)**	**-**	**-**	**-**	**(6,8)**

	Q1 2006	Q2 2006	Q3 2006	Q4 2006	YTD
Financials					
Investment management	7,5	4,4	(2,0)	3,1	12,9
Interest income	3,9	4,1	4,1	4,9	17,1
Interest expenses	(11,5)	(9,4)	(13,7)	(13,8)	(48,4)
Other financial items	0,7	(1,0)	1,9	(0,3)	1,2
Net currency gain/(loss)	(9,5)	(30,0)	15,7	(27,8)	(51,5)
Net financial items	**(8,9)**	**(31,9)**	**5,9**	**(33,8)**	**(68,7)**
Financial instruments					
Valuation of bunker hedges	0,0	0,0	0,0	0,0	0,0
Interest rate instruments	8,5	13,9	(12,7)	0,7	10,4
Currency instruments	2,7	5,0	(2,4)	(1,7)	3,6
Cross currency instruments	11,5	24,4	(22,9)	20,6	33,7
Net financial instruments	**22,8**	**43,2**	**(38,0)**	**19,7**	**47,7**
Net financials	**13,9**	**11,3**	**(32,1)**	**(14,1)**	**(21,0)**

END